UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of August 2025
Commission File Number: 001-40488

MOLECULAR PARTNERS AG
(Exact name of registrant as specified in its charter)

Wagistrasse 14
8952 Zürich-Schlieren
Switzerland
Telephone: +41 447557700
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

EXPLANATORY NOTE

Molecular Partners AG (the "Registrant") is filing this Form 6-K to furnish (i) a press release the Registrant issued on
August 25, 2024, (ii) its Half year 2025 Strategic Update and Financial Summary and (iii) condensed consolidated interim financial statements (unaudited) as of, and for the three and six months ended, June 30, 2025 (including accompanying notes thereto), which are furnished herewith as Exhibit 99.1, 99.2 and 99.3, respectively.
Exhibits 99.1, 99.2, 99.3 and 101 to this Report on Form 6-K, excluding any quotes of management, website addresses or hyperlinks included therein, shall be deemed to be incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-265960) and Forms S-8 (File No. 333-272974 and File No. 333-280491) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Contents

Business Update	4
Financial Summary	9
Results and Overview
Financial Highlights
Outlook 2025 and Financial Calendar
Financial Reports	14
IFRS Condensed Consolidated Interim Financial Statements
Auditor's Report on Review of Condensed Consolidated Interim Financial Statements

Business Update
Molecular Partners AG (SIX: MOLN; NASDAQ: MOLN), a clinical-stage biotech company developing a new class of custom-built protein drugs known as DARPin therapeutics (“Molecular Partners” or the “Company”), today announced corporate highlights and unaudited financial results for the first half of 2025.

“Molecular Partners continues to make good progress towards key development milestones, notably in our two clinical programs. Following the expansion of our strategic radiotherapy partnership with Orano Med in January, we are advancing our lead program MP0712 towards its first-in-human trial. With the data package complete, we anticipate the IND filing and Phase 1 initiation in 2025, and initial clinical data in H1 2026. Our multispecific T cell engager MP0533 is making progress in its Phase 1/2a trial for acute myeloid leukemia. Recently presented data show both increased response rates and greater depth of responses and we look forward to presenting the first data under the amended study protocol in Q4 2025. We also strengthened our leadership with the appointment of Martin Steegmaier, Ph.D., as CSO, further underlining our commitment to delivering improved treatment options for patients and significant value for our stakeholders. Our finances remain robust with funding projected into 2028," said Patrick Amstutz, Ph.D., CEO of Molecular Partners.

Research & Development Highlights
MP0712 (212Pb x DLL3), Radio-DARPin Pipeline and Global Partnership with Orano Med
The Phase 1 Investigational New Drug (IND) application for MP0712, a 212Pb-based Radio-DARPin therapy (RDT) candidate targeting the tumor-associated protein delta-like ligand 3 (DLL3), co-developed with Orano Med for the treatment of small cell lung cancer (SCLC), is in preparation. Molecular Partners presented preclinical data in April at the American Association for Cancer Research (AACR) Annual Meeting 2025, showing a high tumor uptake and a favorable safety profile for MP0712, with good efficacy in mouse models matching clinically relevant DLL3 expression levels. Dialogue with the FDA is ongoing and IND filing expected in Q3 2025. The first clinical sites in the U.S. are identified and, pending regulatory clearance, patient dosing is planned to initiate in 2025 with initial first-in-human clinical data expected in H1 2026.

In H1 2025, Molecular Partners accepted a request from Nuclear Medicine Research Infrastructure (NuMeRI) in South Africa to provide MP0712 for imaging use under the legal framework in South Africa for compassionate care (also referred to as Section 21 of the Medicines and Related Substances Act). This approach allows for the potential to generate initial images applying MP0712 labelled with 203Pb in patients with SCLC and other DLL3-expressing neuroendocrine cancers. While the decision of where and how to share data from the image work under Section 21 remains at the discretion of NuMeRI, the Company anticipates providing an update on MP0712 in H2 2025. 203Pb and 212Pb are an element-equivalent pair of lead (Pb) isotopes, with 203Pb primarily used for imaging and 212Pb for therapeutic applications (targeted alpha therapy, TAT). As a “matched pair”, pre-treatment imaging with 203Pb will provide a prediction of treatment behavior with 212Pb.
The second RDT program co-developed with Orano Med is MP0726, targeting mesothelin (MSLN), a tumor target overexpressed across several cancers with high unmet need, such as ovarian cancer. The development of therapeutics against MSLN has been hampered by high levels of shed MSLN. Leveraging the unique properties of DARPins, Molecular Partners has developed Radio-DARPins able to selectively bind to membrane-bound MSLN without being impacted by shed MSLN. The Company presented preclinical data on MP0726 at AACR 2025 in April and at the 2025 Annual Meeting of the Society of Nuclear Medicine and Molecular Imaging (SNMMI) in June. Initial clinical data are expected in 2026.
In January 2025, Molecular Partners and Orano Med further expanded their agreement to co-develop up to ten radiotherapy programs. In addition to its world class expertise and capabilities in the development of TAT with 212Pb, Orano Med will ensure the production of the 212Pb-based Radio-DARPins for clinical trials and commercialization. Orano Med possesses virtually unlimited source material for 212Pb production and has established robust and independent supply and manufacturing capabilities required for the seamless delivery of TAT to clinical sites internationally.
MP0533 (Multispecific T Cell Engager; CD33 x CD123 x CD70 x CD3)
MP0533 is currently being evaluated in a Phase 1/2a clinical trial for relapsed/refractory acute myeloid leukemia (AML) and myelodysplastic syndrome (MDS)/AML (ClinicalTrials.gov: NCT05673057). Molecular Partners presented updated data from the study at the 30th Annual European Hematology Association (EHA) Congress in June, outlining the impact of accelerated step-up dosing regimen of MP0533 on exposure and clinical responses in cohort 8, providing the rationale for further optimization to the dosing regimen implemented in the ongoing cohort 9.
Initial data from cohort 8 show promising antitumor activity: 3 of 8 (>30%) evaluable patients with relapsed/refractory disease achieved a clinical response after the first cycle, with one complete response and two complete responses with partial hematologic recovery. Notably, two patients maintained their responses for over three months, including one patient still responding after more than six months at data cutoff (14 April 2025) and still on treatment today. This cohort benefited from a higher starting dose and a faster step-up dosing schedule, leading to prolonged exposure within the predicted therapeutic range and notable blast reduction in most patients, with an acceptable safety profile after dose adjustments in cohort 8.
Encouraged by these results, Molecular Partners amended the study protocol for cohorts 9 and 10 by further accelerating the step-up dosing, increasing the dosing frequency and introducing anti-CD20 premedication for greater cumulative exposure. These changes aim to enhance both the depth and duration of patient responses. Cohort 9 is exploring a lower target dose than cohort 8 to assess the safety of up to daily dosing for the first 14 days of treatment, leading to significantly denser dosing; cohort 10 aims at reaching the same target dose as cohort 8 while exposing patients to more drug over time. Initiation of cohort 10 is anticipated to start in the coming weeks, pending appropriate approvals. Cohort 9 is now fully recruited, with initial data expected to be presented in Q4 2025.
MP0533 continues to show broad activity, with initial blast reductions in a majority of patients treated. The data continue to indicate that the patients more likely to see durable responses will be those who initiate therapy with a lower level of blasts at baseline. Looking forward, Molecular Partners plans to explore future cohorts of MP0533 in combination settings, both in relapsed/refractory as well as in front-line patients, should favorable antitumor activity continue to be observed. The company is engaging with regulators such as the U.S. Food and Drug Administration (FDA) to discuss next steps.

Switch-DARPins (Next-Generation Immune Cell Engagers)
By employing a multi-specific Switch-DARPin, Molecular Partners aims to increase the safety and potency of T cell engagers (TCEs). Preclinical proof-of-concept in a solid tumor model for a novel

CD3 Switch-DARPin TCE with CD2 costimulation was presented at AACR in April 2025. The data show the feasibility of conditional T cell activation with potent co-stimulation in solid tumors, but not in healthy tissues. In addition, data showed that the CD3 Switch-DARPin activates T cells specifically in the presence of cells co-expressing the tumor targets MSLN and EpCAM, increasing tumor specificity.
The Company will present an update on the CD3 Switch-DARPin program at the Annual Meeting of the Society for Immunotherapy of Cancer (SITC) in Q4 2025.
MP0317 (tumor-localized CD40 agonist)
Molecular Partners presented comprehensive biomarker analyses from the completed Phase 1 dose escalation trial of the localized CD40 agonist MP0317 in solid tumors at SITC in November 2024. MP0317 is designed to activate immune cells specifically within the tumor microenvironment by anchoring to fibroblast activation protein (FAP), which is expressed in high amounts in the stroma of various solid tumors. The Company believes this tumor-localized approach has the potential to deliver greater efficacy with fewer side effects compared to systemic CD40-targeting therapies.
Molecular Partners has committed to supporting an investigator-initiated trial of MP0317. The study is being designed for the treatment of patients with advanced cholangiocarcinoma in combination with standard-of-care. A study protocol has been submitted; pending regulatory approval, the study could be initiated in 2025.
Corporate and Management Highlights
As announced on August 21, 2025, Molecular Partners appointed Martin Steegmaier, Ph.D., as Chief Scientific Officer (CSO) and member of its Executive Committee, effective October 1, 2025. He brings a wealth of experience in oncology drug development, having previously contributed to the advancement of several innovative cancer therapies at major biotech and pharmaceutical companies.
In H1 2025, Molecular Partners undertook a strategic review of its operations and headcount, with the objectives of increased efficiency in the organization and to sharpen the focus on advancing its clinical assets. As a result of this review, the Company informed the Amt für Wirtschaft of Kanton Zürich (Office for Economic Affairs) in June 2025 of its intention to reduce its current workforce by no more than 40 positions, representing up to ~24% of all positions. All employees affected have been informed, and based upon these headcount reductions, the Company now anticipates its cash runway to extend into 2028, beyond its prior guidance of 2027.
All motions proposed by the Board of Directors at the Annual General Meeting, held in April 2025, were approved by the shareholders of the Company by a wide majority.

H1 2025 Operational and Financial Highlights
◦Strong financial position with CHF 114.5 million in cash (including short term deposits) as of June 30, 2025
◦Net cash used in operating activities of CHF 30.2 million in H1 2025
◦Operating loss of CHF 33.5 million and net loss of CHF 37.2 million in H1 2025
◦Restructuring expenses of CHF 2.6 million recognized in H1 2025
◦Company expected to be funded into 2028, excluding any potential payments from R&D partnerships
The H1 2025 Financial Statements are available on the company's website.

Key figures as of June 30, 2025 (unaudited)	H1 2025	H1 2024	Change
(CHF million, except per share, FTE data)
Total revenues and other income	—	4.3	(4.3)
R&D expenses	(22.6)	(27.2)	4.6
SG&A expenses	(8.2)	(8.9)	0.7
Restructuring expenses	(2.6)	—	(2.6)
Operating result	(33.5)	(31.8)	(1.6)
Net result	(37.2)	(26.4)	(10.8)
Basic and diluted net result per share (in CHF)	(1.00)	(0.80)	(0.20)
Net cash from (used in) operating activities	(30.2)	(32.8)	2.6
Cash balance (incl. time deposits) as of June 30	114.5	159.1	(44.6)
Total shareholders’ equity as of June 30	106.7	155.6	(48.9)
Number of total FTE as of June 30	153.0	161.9	(8.9)

Financial Outlook 2025
For 2025, at constant exchange rates, the Company expects total expenses of CHF 55 - 65 million , of which approximately CHF 7 million will be non-cash effective costs for share-based payments, IFRS pension accounting and depreciation. This guidance does not include any potential receipts from R&D partnerships.
With CHF 114 million in cash and short-term time deposits and no debt as of June 30, 2025, the Company expects to be funded into 2028, excluding any potential receipts from R&D partners.
The Company's balance sheet continued to be debt-free in 2025. As of June 30, 2025, the Company employed 153.0 FTE (full time equivalents), down 5% year-on-year. About 82% of the employees are employed in R&D-related functions.

About DARPin Therapeutics
DARPin (Designed Ankyrin Repeat Protein) therapeutics are a new class of custom-built protein drugs based on natural binding proteins that open new dimensions of multi-functionality and multi-target specificity in drug design. The flexible architecture, intrinsic potential for high affinity and specificity, small size and high stability of DARPins offer benefits to drug design over other currently available protein-based therapeutics. DARPin candidates can be radically simple, with a single DARPin unit acting as the delivery vector to a specific target; or multispecific, with the possibility of engaging more than five targets, and combining multiple and conditional functionalities in a unique DARPin drug candidate. The DARPin platform is designed to be a rapid and cost-effective drug discovery engine, producing drug candidates with optimized properties and high production yields. DARPin therapeutics have been clinically validated across several therapeutic areas and developed through to the registrational stage.

About Molecular Partners AG
Molecular Partners AG (SIX: MOLN, NASDAQ: MOLN) is a clinical-stage biotech company pioneering the design and development of DARPin therapeutics for medical challenges other drug modalities cannot readily address. The Company has programs in various stages of pre-clinical and clinical development, with oncology as its main focus. Molecular Partners leverages the advantages of DARPins to provide unique solutions to patients through its proprietary programs as well as through partnerships with leading pharmaceutical companies. Molecular Partners was founded in 2004 and has offices in both Zurich, Switzerland and Concord, MA, USA. For more information, visit www.molecularpartners.com and find us on LinkedIn and Twitter / X @MolecularPrtnrs

Financial Summary
Results and overview
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the condensed consolidated interim financial statements which have been prepared in accordance with IAS 34 Interim Financial Reporting. Due to rounding, the numbers presented in this overview may not not precisely equal the detailed consolidated financial statements.
In addition to historical data, this discussion contains forward-looking statements regarding our business and financial performance based on current expectations that involve risks, uncertainties and assumptions. Actual results may differ materially from those discussed in the forward-looking statements as a result of various factors.

Key Financials (CHF million, except per share, FTE data)	H1 2025	H1 2024	Change
Total revenues and other income	—	4.3	(4.3)
R&D expenses	(22.6)	(27.2)	4.6
SG&A expenses	(8.2)	(8.9)	0.7
Restructuring expenses	(2.6)	—	(2.6)
Total operating expenses (incl depr. & amort.)	(33.5)	(36.1)	2.7
Operating result	(33.5)	(31.8)	(1.6)
Net finance result	(3.7)	5.4	(9.1)
Income taxes	—	—	—
Net result	(37.2)	(26.4)	(10.8)
Basic and diluted net result per share (in CHF)	(1.00)	(0.80)	(0.20)
Net cash from (used in) operating activities	(30.2)	(32.8)	2.6
Net cash from (used in) investing activities	49.9	30.8	19.2
Net cash from (used in) financing activities	(0.5)	(0.6)	—
Exchange gain/(loss) on cash positions	(1.1)	1.0	(2.1)
Net increase (decrease) in cash & cash equivalents	18.1	(1.6)	19.7
Cash & cash equivalents	82.0	65.7	16.3
Cash & cash equivalents (incl. short-term time deposits)	114.5	159.1	(44.6)
Total non-current assets	3.7	5.0	(1.3)
Total current assets	120.6	165.6	(45.0)
Total shareholders’ equity	106.7	155.6	(48.9)
Total non-current liabilities	4.7	3.7	1.0
Total current liabilities	12.9	11.3	1.5
Number of total FTE	153.0	161.9	(8.9)

Financial highlights
Revenues
In H1 2025, the Group recognized no revenue (2024: CHF 4.3 million). The revenue in the first six months of 2024 was solely attributable to the Group's collaboration with Novartis, that completed in the second half of 2024.
Operating expenses (incl. depreciation and amortization)
The Group’s operating expenses consist primarily of costs associated with research, preclinical and clinical testing, personnel-related costs and, to a lesser extent, facility expenses, professional fees for legal, tax, audit and strategic purposes, administrative expenses and depreciation of property, plant and equipment.
In the first half of 2025 the Group recorded TCHF 2,617 as a restructuring expense. These consist primarily of personnel related cost and the majority is expected to lead to cash outflow during the second half of 2025.
Overall, total operating expenses decreased by CHF 2.7 million (7%) to CHF 33.5 million in H1 2025 (compared to CHF 36.1 million in H1 2024). The two major expense categories were personnel expenses of CHF 21.6 million (65% of total operating expenses) and research and development projects related costs totaling CHF 6.8 million (20% of total operating expenses).
Total R&D expenses in H1 2025 decreased by CHF 4.6 million (17%) to CHF 22.6 million (H1 2024: CHF 27.2 million), mainly due to lower costs associated with manufacturing and clinical activities for MP0533 and MP0712, during 2025 as compared to 2024.
Total SG&A expenses in H1 2025 decreased by CHF 0.7 million (8%) to CHF 8.2 million (H1 2024: CHF 8.9 million), mainly due to an decrease in director and officers insurance and professional fees.
As of June 30, 2025, the Group had 153.0 full-time employees (FTEs) on its payroll, including 126.0 FTEs (82%) in R&D and 27.0 FTEs (18%) in SG&A.

Operating result
In the first six months of 2025, the Group generated an operating loss of CHF 33.5 million (compared to an operating loss of CHF 31.8 million in the same period in 2024).
Financial income and expenses
In the first six months of 2025, Molecular Partners recorded a net financial loss of CHF -3.7 million, compared to a net financial gain of CHF 5.4 million in the same period in 2024.
The financial results are driven by interest on short-term time deposits and the impact of fluctuations in the exchange rates vs. the Swiss Frank. The Group does not hedge for translation risks as it pursues a stringent natural hedging policy by optimizing the matching of cash in/out flows in the respective currencies.

Income and deferred taxes
Molecular Partners AG did not have to pay or accrue any income taxes in the reporting periods. Future taxable income in Switzerland will be subject to federal, cantonal and communal income taxes. The Company’s applicable income tax rate in Switzerland is 19.3%.
Net result
In H1 2025, the Group recorded a net loss of CHF 37.2 million (H1 2024: CHF 26.4 million net loss).
Balance sheet and capital resources
As of June 30, 2025, the Group’s position on cash and cash equivalents plus short-term time deposits decreased by CHF 35.0 million compared to year-end 2024 to CHF 114.5 million (or 92% of the total assets).
Compared to year-end 2024, the total shareholders’ equity position decreased by CHF 35.0 million to CHF 106.7 million as of June 30, 2025 (December 31, 2024: CHF 141.6 million). The Group’s balance sheet continued to be debt-free throughout H1 2025.
Liabilities in the balance sheet are primarily comprised of trade payables and accrued expenses from our operations as well as pension liabilities as per IAS19. Total liabilities as of June 30, 2025 amount to CHF 17.6 million (December 31, 2024: CHF 16.9 million).

Cash flow statement
In the first six months of 2025, Molecular Partners recorded a net cash outflow from operations of CHF 30.2 million, compared to the net cash outflow from operations of CHF 32.8 million in the same period in 2024.
Cash inflow from investing activities during the first six months of 2025 was CHF 49.9 million, compared to a CHF 30.8 million cash inflow in the same period of 2024. The cash flows from investing activities are largely driven by the shift of cash into short-term time deposits and vice versa. During the first six months of 2025 a CHF 0.5 million outflow was recorded for capital expenditures in equipment and intangible assets.
Net cash outflow from financing activities in the first six months of 2025 was CHF 0.5 million. Overall, the cash flow activities resulted in a net decrease of the Group’s total cash and cash equivalents balance of CHF 18.1 million from CHF 63.9 million at the end of 2024 to CHF 82.0 million as per June 30, 2025.
Financial risk management
The Group is developing several products and is currently not generating a constant revenue stream. At present, the lack of consistent positive operating cash flow may expose the Group to financing risks in the medium term. Risk management is carried out centrally under policies approved by the Board of Directors. Furthermore, the Group manages financial risks such as foreign exchange risk and liquidity.
Molecular Partners conducts its activities primarily in Switzerland, EU and U.S. As a result, the Group is exposed to a variety of financial risks, such as foreign exchange rate risk, credit risk, liquidity risk, cash flow and interest rate risk. The Group’s overall financial risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. The Group is not exposed to market price development as it has no saleable products.
The following is a summary of how we manage and mitigate the key financial risks:
•Foreign exchange risk: The Group’s primary exposure to financial risk is due to fluctuation of exchange rates between CHF, EUR, and USD. The Group’s hedging policy is (1) to maximize natural hedging by matching expected future cash flows in the different currencies and (2) if markets conditions allow, to consider hedging certain of the remaining expected net currency exposure as the need arises. However, due to market volatilities and uncertainties in the cash flows, a 100% hedging of the currency exposure is impossible or not appropriate. Molecular Partners does not engage in speculative transactions.
•Interest rate risk: Molecular Partners earns interest income or may pay negative interest on cash and cash equivalents and its profit and loss may be influenced by changes in market interest rates. The Group is investing a portion of its cash balances in short-term time deposits in line with its treasury guidelines.
•Credit risk: The maximum credit risk on financial instruments corresponds to the carrying amounts of the Group’s cash and cash equivalents and receivables. The Group has not entered into any guarantees or similar obligations that would increase the risk over and above the carrying amounts. All cash and cash equivalents are held with three major Swiss banks with ratings between A and AAA as per Standard & Poor’s. The Group enters into partnerships with partners which have the appropriate credit history and a commitment to ethical business practices. Other receivables with credit risk mainly include interest receivables.
•Liquidity risk: Based on the Group’s Business Plan 2024-2028, management estimates that the Group is financed into 2028 .

Financial Outlook 2025
For the full year 2025, at constant exchange rates, the Group expects total expenses of CHF 55-65 million, of which approximately CHF 7 million will be non-cash effective costs for share-based payments, IFRS pension accounting and depreciation.
With CHF 114 million in cash and cash equivalents plus short-term time deposits and no debt as of June 30, 2025, Molecular Partners expects to be funded into 2028, excluding any potential receipts from R&D partners.

Financial Calendar
The following table summarizes the scheduled financial calendar for the financial year 2025.

Date:	Event:
October 30, 2025	Interim Management Statement Q3 2025
March 12, 2026	Full-year results 2025

Condensed consolidated interim financial statements (unaudited)

Condensed consolidated interim statement of financial position as of		June 30, 2025	December 31, 2024
in CHF thousands	Note

Assets

Property, plant and equipment		3,676	4,198
Intangible assets		10	49
Total non-current assets		3,686	4,247

Short-term time deposits		32,511	85,565
Other current assets		2,475	2,525
Trade and other receivables		3,605	2,317
Cash and cash equivalents		81,975	63,874
Total current assets		120,567	154,281

Total assets		124,252	158,528

Shareholders' equity and liabilities
Share capital	5.2	4,037	4,036
Additional paid-in capital		387,134	384,875
Treasury share reserve	5.2	(1,127)	(981)
Cumulative losses		(283,383)	(246,293)
Total shareholders' equity		106,662	141,636

Trade and other payables		160	—
Lease liability		615	1,227
Employee benefits	5.8	3,918	4,879
Total non-current liabilities		4,693	6,106

Trade and other payables		1,971	1,859
Accrued expenses		9,704	7,709
Lease liability		1,222	1,217
Total current liabilities		12,897	10,786
Total liabilities		17,590	16,892

Total shareholders' equity and liabilities		124,252	158,528
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Condensed consolidated interim statement of profit or loss and other comprehensive result for the 6 months ended June 30,		2025	2024
in CHF thousands	Note

Revenues and other income
Revenues from research and development collaborations	5.1	—	4,289
Total revenues and other income		—	4,289

Operating expenses
Research and development expenses		(22,627)	(27,191)
Selling, general and administrative expenses		(8,214)	(8,932)
Restructuring expenses	5.10	(2,617)	—
Total operating expenses		(33,458)	(36,123)

Operating result		(33,458)	(31,834)

Financial income	5.5	922	5,447
Financial expenses	5.5	(4,633)	(20)
Net finance result		(3,711)	5,427

Result before income taxes		(37,169)	(26,407)

Income taxes	5.6	2	—
Net result, attributable to shareholders		(37,167)	(26,407)

Other comprehensive result

Items that will not be reclassified to profit or loss
Remeasurement of net pension liabilities, net of tax		71	3,532

Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		7	(4)

Other comprehensive result, net of tax	5.8	78	3,528

Total comprehensive result, attributable to shareholders		(37,089)	(22,879)

Basic and diluted net result per share (in CHF)	5.7	(1.00)	(0.80)

See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Condensed consolidated interim statement of profit or loss and other comprehensive result for the 3 months ended June 30,		2025	2024
in CHF thousands	Note

Revenues and other income
Revenues from research and development collaborations	5.1	—	1,551
Total revenues and other income		—	1,551

Operating expenses
Research and development expenses		(10,706)	(13,087)
Selling, general and administrative expenses		(3,994)	(4,440)
Restructuring expenses	5.10	(2,617)	—
Total operating expenses		(17,317)	(17,527)

Operating result		(17,317)	(15,976)

Financial income	5.5	420	912
Financial expenses	5.5	(3,501)	(18)
Net finance result		(3,081)	894

Result before income taxes		(20,398)	(15,082)

Income taxes	5.6	—	—
Net result, attributable to shareholders		(20,398)	(15,082)

Other comprehensive result

Items that will not be reclassified to profit or loss
Remeasurement of net pension liabilities, net of tax		(2,107)	948

Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		1	(5)

Other comprehensive result, net of tax	5.8	(2,106)	943

Total comprehensive result, attributable to shareholders		(22,504)	(14,139)

Basic and diluted net result per share (in CHF)	5.7	(0.56)	(0.46)
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Condensed consolidated interim cash flow statement for the 6 months ended June 30,	2025	2024
in CHF thousands

Net result attributable to shareholders	(37,167)	(26,407)
Adjustments for:
Depreciation and amortization	1,105	1,208
Share-based compensation costs	2,370	1,983
Social security and tax paid on behalf of employees on shares vested under the PSU and RSU program	(316)	—
Change in employee benefits	(891)	319
Income tax	(2)	—
Financial income	(922)	(5,447)
Financial expenses	4,633	20
Changes in working capital:
Change in other current assets	64	62
Change in trade and other receivables	(1,284)	(1,397)
Change in trade and other payables	271	1,541
Change in contract liability	—	(3,748)
Change in accrued expenses	1,996	(842)
Exchange gain/(loss) on working capital positions	(21)	(43)
Interest paid	(9)	(13)
Other financial expense	(7)	(7)
Net cash used in operating activities	(30,180)	(32,771)

Proceeds from investments in short term time deposits	89,095	148,404
Investments in short term time deposits	(39,526)	(119,777)
Acquisition of property, plant and equipment	(544)	(312)
Acquisition of intangible assets	—	(16)
Interest received	908	2,461
Net cash from investing activities	49,933	30,760

Proceeds from issuance of shares under LTI plans	1	—
Proceeds from vesting under the LTI plans, net of transaction costs	61	36
Payment of lease liabilities	(607)	(603)
Net cash used in financing activities	(545)	(567)

Exchange gain (loss) on cash positions	(1,107)	955

Net decrease in cash and cash equivalents	18,102	(1,622)

Cash and cash equivalents at January 1	63,874	65,686

Cash and cash equivalents at June 30,	81,975	64,063
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Condensed consolidated interim statement of changes in equity
in CHF thousands	Share capital	Additional paid-in capital	Treasury share reserve	Cumulative losses	Total shareholders' equity

At January 1, 2024	3,635	365,530	(981)	(191,755)	176,429
Net result	—	—	—	(26,407)	(26,407)
Remeasurement of net pension liabilities	—	—	—	3,532	3,532
Exchange differences on translating foreign operations	—	—	—	(4)	(4)
Total comprehensive income	—	—	—	(22,879)	(22,879)
Share-based compensation costs (1)	—	1,983	—	—	1,983
Exercise of stock options, net of transaction costs	33	3	—	—	36
At June 30, 2024	3,668	367,516	(981)	(214,634)	155,569

At January 1, 2025	4,036	384,875	(981)	(246,293)	141,636
Net result	—	—	—	(37,167)	(37,167)
Remeasurement of net pension liabilities	—	—	—	71	71
Exchange differences on translating foreign operations	—	—	—	7	7
Total comprehensive income	—	—	—	(37,089)	(37,089)
Share-based compensation costs (1)	—	2,370	—	—	2,370
Issuance of new shares under LTI plans, net of transaction costs	1	—	—	—	1
Exercise of LTI plans, net of transaction costs	—	(110)	171	—	61
Treasury shares withheld to cover social security and tax	—	—	(316)	—	(316)
At June 30, 2025	4,037	387,134	(1,127)	(283,383)	106,662
(1) See note 5.4
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Explanatory notes to the condensed consolidated interim financial statements

1.    General Information
Molecular Partners AG ("Company") and its subsidiary (collectively "Molecular Partners" or "Group") is a clinical-stage biopharmaceutical company pioneering designed ankyrin repeat proteins (DARPin) candidates to treat serious diseases, with a current focus on oncology and virology. The Company was founded on November 22, 2004, and is domiciled at Wagistrasse 14, 8952 Schlieren, Canton of Zurich, Switzerland. It is subject to the provisions of the articles of association and to article 620 et seq. of the Swiss Code of Obligations, which describe the legal requirements for limited companies (“Aktiengesellschaften”).
Molecular Partners Inc. is a wholly owned subsidiary of Molecular Partners AG. Molecular Partners Inc. was incorporated in the United States in the State of Delaware on October 8, 2018. Molecular Partners Inc. is based in Cambridge, Massachusetts.
The unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2025 were approved for issuance by the Board of Directors on August 25, 2025.
The Company’s shares are listed on the SIX Swiss Exchange (Ticker: MOLN) since November 5, 2014 and on the Nasdaq Global Select Market (Ticker: MOLN) since June 16, 2021.
2.    Basis of Preparation
These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group's last annual consolidated financial statements as at and for the year ended December 31, 2024. They do not include all the information required for a complete set of consolidated financial statements prepared in accordance with IFRS Accounting Standards as issued by the IASB. However, selected explanatory notes are included to explain events and transactions that are significant to gain an understanding of the changes in the Group's financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2024.
The accounting policies set forth in the notes to those annual consolidated financial statements have been consistently applied to all periods presented, except as per below.
The condensed consolidated interim financial statements are presented in thousands of Swiss Francs (TCHF), unless stated otherwise.
The business is not subject to any seasonality. Revenues largely depend on the underlying alliance contracts and the achievement of agreed milestones, while expenses are largely affected by the phase of the respective projects, particularly with regard to external research and development expenditures.
Due to rounding, the numbers presented in the financial statements might not precisely equal the accompanying notes.
3.    New or Revised IFRS Standards and Interpretations
New or revised standards have been published on or after January 1, 2025 that are not yet effective and that have not been early adopted. Possible impacts have not yet been assessed.

4.    Accounting estimates and judgments
The condensed consolidated interim financial statements have been prepared under the historical cost convention. In preparing these condensed consolidated interim financial statements, management made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.
5.    Other explanatory notes
5.1    Revenue and other group-wide disclosures
On January 5, 2024 , the Group announced it entered into a co-development agreement with Orano Med to co-develop 212Pb-based Radio Darpin Therapies (RDT). Under the terms of the co-development agreement, Molecular Partner’s RDT target DLL3 (delta-like ligand 3) is included in the collaboration with Orano Med. Both companies agree to share the cost of preclinical and clinical development with additional commitments to supply their respective materials.
The cost sharing in the second quarter of 2025 resulted in a reimbursement of expenses from Orano Med of TCHF 567 (the second quarter of 2024 recorded a reimbursement by MP to Orano Med of TCHF 70). For the six months period ending June 30, 2025 the Group recorded a reimbursement of expenses from Orano Med of TCHF 1,397 (six months ending June 30, 2024: a reimbursement by Molecular Partners to Orano Med of TCHF 429), all reported under research and development expenses.
On December 14, 2021, the Group entered into a License and Collaboration Agreement with Novartis to develop DARPin-conjugated radioligand therapeutic candidates for oncology. The collaboration activities ended in the third quarter of 2024. During the three and six months ended June 30, 2025, the Group recognized no revenue in relation to this agreement (three months ended June 30, 2024: the Group recognized revenue of TCHF 1,551 and for the six months ended June 30, 2024: the Group recognized revenue of TCHF 4,289).
Revenues in the table below are attributable to individual countries and are based on the location of the Group’s collaboration partners.

Revenues by country
in TCHF, for the six months ended June 30	2025	2024

Switzerland	—	4,289
Total revenues	—	4,289

Analysis of revenue by major alliance partner
in TCHF, for the six months ended June 30	2025	2024

Novartis AG, Switzerland	—	4,289
Total revenues	—	4,289

Revenues by country
in TCHF, for the three months ended June 30	2025	2024

Switzerland	—	1,551
Total revenues	—	1,551

Analysis of revenue by major alliance partner
in TCHF, for the three months ended June 30	2025	2024

Novartis AG, Switzerland	—	1,551
Total revenues	—	1,551

5.2    Issuances of equity securities
As of June 30, 2025, as a result of the vesting of Performance Share Units ("PSUs") the outstanding issued share capital of the Company increased to CHF 4,037,464 divided into 40,374,641 fully paid registered shares, inclusive of 2,982,286 treasury shares (December 31, 2024: CHF 4,036,310 divided into 40,363,095 shares, of which 3,500,000 were treasury shares).

In CHF thousands	Number of Treasury shares	Average price in CHF	Total TCHF value

As of 1 January 2025	3,500,000	0.28	981
Shares vested under the PSU program	(577,246)	0.28	(162)
Shares withheld to cover social security and tax liabilities	85,707	3.43	294
Shares vested under the RSU program	(33,015)	0.28	(9)
Shares withheld to cover social security and tax liabilities	6,840	3.28	22
Shares as of 30 June 2025	2,982,286	0.38	1,127
Treasury shares are measured at a FIFO principle.
The 92,547 shares were withheld from vested awards to cover employees’ and Board of Directors income tax and social security contributions.
5.3    Dividends
The Group has paid no dividends since its inception and does not anticipate paying dividends in the foreseeable future.
5.4    Share-based compensation
As of June 30, 2025, a total of 2,861,302 PSUs and 504,543 Restricted Stock Units ("RSUs") were outstanding, of which none were vested (as of December 31, 2024 a total of 2,247,267 PSUs and 345,798 RSUs were outstanding). The changes in the number of share-based awards (PSUs and RSUs) outstanding during the six month period ended June 30, 2025, is as follows:

PSU/ RSU movements[3]	PSU / RSU (numbers)

Balance outstanding at January 1, 2025	2,593,065

Granted	1,767,534
(Performance adjustment)[1]	(309,131)
(Forfeited)[2]	(63,816)
(Expired)	—
(Exercised grants), vested PSU / RSU	(621,807)

Balance outstanding at June 30, 2025	3,365,845
1Performance adjustments indicate additional grants or forfeitures due to non-market performance conditions (under) over-achieved
2Forfeited due to service conditions not fulfilled
3 All outstanding PSU / RSU have an exercise price of CHF 0.10.

The share-based compensation costs recognized during the six months ended June 30, 2025, amounted to TCHF 2,370 (TCHF 1,983 for the six months ended June 30, 2024). For the three months ended June 30, 2025 the share-based compensation costs amounted to TCHF 1,228 (TCHF 1,129 for the three months ended June 30, 2024).
5.5    Financial income and expense
Financial income

in CHF thousands, for the six months ended June 30	2025	2024
Interest income on financial assets held at amortized cost	922	2,015
Net foreign exchange gain	—	3,432
Total	922	5,447

in CHF thousands, for the three months ended June 30	2025	2024
Interest income on financial assets held at amortized cost	420	912
Total	420	912
Financial expense

in CHF thousands, for the six months ended June 30	2025	2024
Net foreign exchange loss	(4,617)	—
Interest expense on leases	(9)	(13)
Other financial expenses	(7)	(7)
Total	(4,633)	(20)

in CHF thousands, for the three months ended June 30	2025	2024
Net foreign exchange loss	(3,494)	(9)
Interest expense on leases	(4)	(6)
Other financial expenses	(3)	(3)
Total	(3,501)	(18)
Exchange results primarily represent unrealized foreign exchange results on the cash and short-term time deposit balances held in USD and in EUR, respectively.

5.6    Income taxes
The Group has in recent years reported operating losses, with the exception of the year ended December 31, 2022, that resulted in a tax loss carry-forward in Switzerland of TCHF 195,126 as of December 31, 2024. No deferred tax assets have been recognized for these tax loss carry forwards, because it is not probable that such loss carry forwards can be utilized in the foreseeable future. In addition, no deferred tax positions were recognized on other deductible temporary differences (e.g. pension liabilities under IAS 19) due to the significant tax loss carry forwards.
5.7    Earnings per share

for the six months ended June 30	2025	2024
Weighted average number of shares used in computing basic and diluted earnings per share	37,134,928	33,025,576

for the three months ended June 30	2025	2024
Weighted average number of shares used in computing basic and diluted earnings per share	37,392,355	33,182,251
5.8    Other Comprehensive result
In order to recognize remeasurements of the net defined benefit obligation in the period in which they arise, the Group utilizes its independent actuaries to update the calculation of the defined benefit obligation and plan assets at each reporting date. The primary component of the remeasurement as of and for the six month period ended June 30, 2025, relates to the restructuring event. See note 5.10 for additional information.
5.9    Related parties
The Group did not enter into any related party transactions in the interim periods presented.
5.10    Restructuring expense
On June 10, 2025, Molecular Partners announced a planned operational efficiency initiative (“restructuring 2025”), which included a reduction in headcount within R&D. As a result, 34 positions - primarily in R&D, but also some supporting functions - were impacted.
For the six months ended June 30, 2025, the Group recognized TCHF 2,617 as an expense, all of which was provided for as at June 30, 2025. The restructuring charges primarily consist of personnel related cost and the majority is expected to lead to cash outflow during the second half of 2025 .

5.11    Events after the balance sheet date
No events occurred between the balance sheet date and the date on which these condensed consolidated interim financial statements were approved for issuance by the Board of Directors that would require adjustment to these condensed consolidated interim financial statements or disclosure under this section.

Independent Auditors’ Report on the Review of the Condensed Consolidated Interim Financial Information to the Board of Directors of Molecular Partners AG, Schlieren

Introduction
We have been engaged to review the accompanying condensed consolidated statement of financial position of Molecular Partners AG as at June 30, 2025 and the related condensed consolidated interim statements of profit or loss and other comprehensive result for the six and three-months periods ended June 30, 2025, the related condensed consolidated interim cash flow statement and statement of changes in equity for the six-month period then ended, and selected explanatory notes (the condensed consolidated interim financial information). The Board of Directors is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with International Accounting Standard 34 Interim Financial Reporting. Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of Review
We conducted our review in accordance with the International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information as at and for the six and three-months periods ended June 30, 2025 is not prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

KPMG AG

Simon Studer	Adriana Giraldo
Licensed Audit Expert

Zurich, August 25, 2025

Exhibit

99.1	Press release dated August 25, 2025
99.2	Half year 2025 Strategic Update and Financial Summary
99.3	Half year 2025 condensed consolidated interim financial statements and accompanying notes (unaudited)
101
The following materials from this Report on Form 6-K are formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed consolidated interim statements of financial position as of June 30, 2025 and December 31, 2024 (unaudited): (ii) Condensed consolidated interim statements of comprehensive loss for the three and six months ended June 30, 2025 and 2024 (unaudited); (iii) Condensed consolidated interim cash flow statement for the six months ended June 30, 2025 and 2024 (unaudited); (iv) Condensed consolidated interim statements of changes in equity for the six months ended June 30, 2025 and 2024 (unaudited); and (v) Explanatory notes to the condensed consolidated interim financial statements (unaudited).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Molecular Partners AG
(Registrant)

Date: August 25, 2025	/s/ PATRICK AMSTUTZ
	Name:	Patrick Amstutz
	Title:	Chief Executive Officer